Others (Fair Disclosure)

On September 5, 2005, hanarotelecom incorporated signed an external valuation service agreement with Samjung KPMG in order to determine the appropriateness of the transaction cost and the merger ratio, and to prepare the fairness opinion report with respect to the Thrunet merger.